Puppy Zone Enterprises, Inc.

Suite #200 – 8275 S. Eastern Avenue

Las Vegas, Nevada 89123-259

Telephone: 702-938-0486

October 17, 2006

VIA EDGAR AND FACSIMILE (202-772-9217)

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	John D. Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re: Puppy Zone Enterprises, Inc. (the “Company”)

In connection with the Company’s Form SB-2/A Registration Statement filed on September 28, 2006 (under file number 333-129371), the Company hereby requests acceleration of the effective date of the Registration Statement to 9:00 a.m. (EDT) Thursday, October 19, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Kari Richardson, at 604.891.7730.

Yours truly,

PUPPY ZONE ENTERPRISES, INC.

/s/ Tamara Anne Huculak

Tamara Anne Huculak

President and CEO